UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

ZHONGCHAO INC.

(Exact name of registrant as specified in its charter)

Nanxi Creative Center, Suite 218

841 Yan’an Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Zhongchao Inc., a Cayman Islands exempt company (the “Company”) held its 2022 annual general meeting (the “Meeting”) of shareholders at 9:00 a.m. Eastern Time, July 28, 2022, at Nanxi Creative Center, Suite 218, 841 Yan’an Middle Road, Jing’An District, Shanghai, People’s Republic of China. Each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to fifteen votes. Holders of a total of 20,395,539 ordinary shares (consisting of 14,897,824 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares), out of a total of 24,661,070 shares (consisting of 19,163,355 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares) issued and outstanding and entitled to vote at the Meeting have voted. Therefore, a quorum of more than a third of the shares outstanding and entitled to vote at the annual general meeting of shareholders as of the record date of June 1, 2022 was reached. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1. Re-election of directors

The following individuals were re-elected as directors to serve on the Board of Directors of the Company, to hold office until the next annual meeting of shareholders and until his/her respective successor is elected and duly qualified.

Director’s Name	For	Against	Abstain
Weiguang Yang	85,271,059	16,659	9,716

Pei Xu	85,271,059	16,669	9,706

John C. General	85,268,664	15,727	13,043

Kevin Dean Vassily	85,277,164	7,227	13,043

Dan Li	85,268,522	15,669	13,243

2. Appointment of Marcum Bernstein & Pinchuk LLP, as the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2022

For	Against	Abstain
97,296,159	58,606	8,784

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Zhongchao Inc.

Date: July 28, 2022	By:	/s/ Weiguang Yang
Weiguang Yang Chief Executive Officer

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